UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

On March 18, 2026 at 03:42 p.m., ICICI Bank Limited (‘the Bank’) has received an Order under Section 74 of the Maharashtra Goods and Services Tax Act, 2017 from the Additional Commissioner of CGST and CEx., Mumbai East Commissionerate raising a Goods and Services Tax (GST) demand of ₹ 384,33,53,972/- and an equivalent amount of penalty and interest as applicable on services provided by the Bank to customers maintaining specified minimum balances in their accounts.

While the Bank is in litigation (including a writ petition) on a similar issue raised in orders/Show Cause Notices (SCNs) in the past, since the aggregate/cumulative amount involved in the above crosses the materiality threshold, this matter is being reported.

The Bank will take appropriate steps, including contesting the Order through a writ petition within prescribed timelines.

This is for your records and information.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icici.bank.in Website www.icici.bank.in CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	March 19, 2026	By:	/s/ Vivek Ranjan

			Name:	Vivek Ranjan
			Title:	Associate Leadership Team

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icici.bank.in Website www.icici.bank.in CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India